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
                                                                                                                        EXHIBIT 12

                                                          ADOLPH COORS COMPANY AND SUBSIDIARIES
                                                             RATIO OF EARNINGS TO FIXED CHARGES

                                                   Before                After
                                              Special Charges       Special Charges
                                                    1993 (a)              1993 (a)
                                              ---------------       ---------------
                                                      (Dollars in thousands)

Pretax income (loss) from continuing operations    $ 65,710            ($ 56,830)
Equity adjustments                                (   4,182)           (   4,182)
                                                  ---------            ---------
Earnings net of equity adjustments                   69,892            (  52,648)

Add:  Fixed charges -
        Interest expense                             15,780               15,780
        Capitalized interest                          4,800                4,800
        Amortization of debt expense                    368                  368
        Interest portion of rent expense                939                  939
                                                  ---------             --------
           Total fixed charges                       21,887               21,887

Less: Interest capitalized during the period      (   4,800)           (   4,800)
Add:  Amortization of prior year capitalized
        interest                                      1,853                1,853
                                                  ---------              -------
ADJUSTED EARNINGS                                  $ 88,832            ($ 33,708)
                                                  =========             ========
FIXED CHARGES                                      $ 21,887             $ 21,887
                                                  =========             ========
RATIO OF EARNINGS TO FIXED CHARGES                     4.06            (    1.54)
                                                  =========             ========
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(a)  Pretax earnings for the year ended December 26, 1993, were affected by special charges and asset write-downs aggregating $122.5 million, relating principally to restructuring charges as well as smaller special charges for the write-down of certain distributor assets and environmental enhancements. Without giving effect to such charges, the ratio of earnings to fixed charges for the year ended December 26, 1993, would have been 4.06. Giving effect to this charge, the ratio was (1.54). At this level, the ratio indicates inadequate earnings to cover fixed charges.
     The dollar amount of the coverage deficiency was $55.6 million.